Filed by Stronghold Digital Mining, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Stronghold Digital Mining, Inc.
Commission File No.: 001-40931

Good morning!

Various members of the Bitfarms team who are assisting with the integration process will be visiting all Stronghold plants and offices in mid-October.  These visits will allow Stronghold employees to meet some of the Bitfarms team as well as provide an opportunity to ask questions you might have at this time. Additional visits will take place later in the year and we will communicate those details when available.

Dates and timeframes for the October visits are as follows:

•	Wednesday, October 16th – Scrubgrass lunch time visit

•	Wednesday, October 16th – Stronghold Pittsburgh Office afternoon visit

•	Thursday, October 17th – Panther Creek lunch time visit

•	Friday, October 18th – Stronghold New York City morning visit

If you are unable to attend the scheduled time noted above for your specific site, please feel free to e-mail any questions you have to HR@sdig.com.

Best,

Ashley

HR Team

Stronghold Digital Mining

HR@stronghholddigitalmining.com